SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*

                  Coast Financial Holdings, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock, $5.00 par value per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           190354100
-----------------------------------------------------------------
                         (CUSIP Number)

                        November 5, 2003
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G

CUSIP No. 190354100                                      Page 2 of 7 Pages

--------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James K. Toomey
--------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                              (b)  [ ]

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3    SEC USE ONLY

--------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------

   NUMBER OF SHARES      5    SOLE VOTING POWER

     BENEFICIALLY             26,624
                         -------------------------------------------------
    OWNED BY EACH
                         6    SHARED VOTING POWER
      REPORTING
                              238,500
     PERSON WITH         -------------------------------------------------

                         7    SOLE DISPOSITIVE POWER

                              26,624
                         -------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              238,500
--------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,124
--------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                        [ ]

--------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.0%
--------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------

CUSIP No. 190354100                                      Page 3 of 7 Pages
--------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lori M. Toomey
--------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                              (b)  [ ]

--------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------

   NUMBER OF SHARES      5    SOLE VOTING POWER

     BENEFICIALLY             0
                         -------------------------------------------------
    OWNED BY EACH
                         6    SHARED VOTING POWER
      REPORTING
                              238,500
     PERSON WITH         -------------------------------------------------

                         7    SOLE DISPOSITIVE POWER

                              0
                         -------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              238,500
--------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     238,500
--------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                        [ ]

--------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.4%
--------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------

Item 1(a).   Name of Issuer.

             The name of the Issuer is Coast Financial Holdings, Inc., a Florida corporation.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             The Issuer's principal executive offices are located at 2412 Cortez Road West, Bradenton, Florida 34217.

Item 2(a).   Name of Person Filing.

             This Schedule is being filed jointly by James K. Toomey and his wife, Lori M. Toomey (sometimes hereinafter referred to collectively as the "Reporting Persons").

Item  2(b).  Address of Principal Business Office or, if None,
             Residence.

             The address of the Reporting Persons' residence is 6425 28th Avenue East, Bradenton, Florida 34208.

Item 2(c).   Citizenship.

             Both of the Reporting Persons are citizens of the United States.

Item 2(d).   Title of Class of Securities.

             This Schedule relates to shares of Common Stock, $5.00 par value per share ("Common Stock"), of the Issuer.

Item 2(e).   CUSIP Number.

             The CUSIP number for the Common Stock is 190354100.


Item 3.  If  this  statement is filed pursuant to Rules  13d-
         1(b), or 13d-2(b), check whether the filing person is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
    (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
    (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
              Exchange Act.
    (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
    (e)  [ ]  An investment  adviser in accordance with Rule 13d-
              1(b)(1)(ii)(E).
    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).



                             Page 4 of 7 Pages

    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
    (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             Not applicable. Except for the issuance on December 17, 2003 to James K. Toomey of options to purchase 19,000 shares of Common Stock (such options together with all other acquisitions by the Reporting Persons during the 12 months preceding December 17, 2003 does not exceed two percent of the outstanding shares of Common Stock), the Reporting Persons acquired and held their shares of Common Stock prior to registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and this
             Schedule is being filed in accordance with Rule 13d-1(d) promulgated thereunder.

Item 4.      Ownership.

(a), (b) As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 265,124 shares of Common Stock (which includes 26,624 shares which may be acquired upon the exercise of options currently owned and 14,500 shares which are held as custodian for the Reporting Persons' minor child), which represent approximately 7.0% of the 3,735,450 shares of Common Stock outstanding on December 31, 2003 as reported in the Issuer's Form 10-QSB for the period ended September 30, 2003.

(c) James K. Toomey has the sole power to vote or to direct the vote of, and to dispose of or direct the disposition of, 26,624 shares of Common Stock which may be acquired upon the exercise of options currently owned.

             James K. Toomey and Lori M. Toomey share the power to vote or to direct the vote of, and to dispose of or direct the disposition of, 238,500 shares of Common Stock (14,500 of which are held by Lori M. Toomey as custodian for the Reporting Persons' minor child).

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item  6.     Ownership of More than Five Percent on Behalf of
             Another Person.

             Not applicable.

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the
             Parent Holding Company.

             Not applicable.


                             Page 5 of 7 Pages

Item  8.     Identification and Classification of Members of the
             Group.

             The identification and classification of members of the group is set forth in Exhibit 1 attached hereto which is incorporated by reference herein.


Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.





























                          Page 6 of 7 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February  13,  2004            /s/  James K. Toomey
                                       ---------------------------
                                       James K. Toomey


Dated:  February  13,  2004            /s/  Lori M. Toomey
                                       ---------------------------
                                       Lori M. Toomey





















                          Page 7 of 7 Pages

                          INDEX TO EXHIBITS

Exhibit
Number                    Description of Exhibits
-------                   -----------------------

   1     --   Identification and Classification of Member of the Group.

   2     --   Joint Filing Agreement, dated as of February 13, 2004 by
              and between James K. Toomey and Lori M. Toomey.

                                                        Exhibit 1
                                                        ---------
                IDENTIFICATION AND CLASSIFICATION
                     OF MEMBERS OF THE GROUP


1.   James K. Toomey, husband of Lori M. Toomey.

2.   Lori M. Toomey, wife of James K. Toomey.

                                                        Exhibit 2
                                                        ---------
                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on their behalf of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $5.00 par value per share, of Coast Financial Holdings, Inc., a Florida corporation; and further agree that this Joint Filing Agreement be included as Exhibit 2 to the Schedule 13G.
In evidence thereof, the undersigned hereby execute this Agreement this 13th day of February, 2004.



                                        /s/ James K. Toomey
                                        -------------------------
                                        James K. Toomey



                                        /s/ Lori M. Toomey
                                        -------------------------
                                        Lori M. Toomey